Exhibit 99.1

Catalyst Paper obtains extension to its protection order under CCAA to June 30, 2012

RICHMOND, BC, April 19, 2012 /CNW/ - Catalyst Paper announced today that it has obtained an order from the Supreme Court of British Columbia extending its protection under the Companies' Creditors Arrangement Act to June 30, 2012.  This extension will provide the company with additional time to pursue restructuring alternatives including the previously announced plan of compromise and arrangement which is to be considered at creditors' meetings to be held on May 2, 2012.

"We have been working with all parties to complete our exit from CCAA in the most effective manner and continue to make progress," said Kevin J. Clarke, President and Chief Executive Officer. "In the meantime, our production, sales and service team is fully focused on maintaining operational commitments with the same care and attention as always."

The company's debtor-in possession (DIP) financing continues to be available to the company and, combined with the company's operating revenue, is expected to continue to provide sufficient liquidity to meeting ongoing obligations to employees and suppliers and ensure that normal operations continue during the restructuring process.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.8 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to implementation of the plan of arrangement and the benefits to the company of the plan of arrangement, are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including failure to obtain court approval, failure to obtain the requisite approvals of holders of the Senior Secured Notes and Senior Notes and other creditors, and those risks and uncertainties identified under the heading "Risk Factors" in the Catalyst's Notice of Meetings and Management Proxy Circular dated March 23, 2012  and under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011, both of which are available at www.sedar.com.

%CIK: 0001144906

For further information:

Investors:

Brian Baarda
Vice-President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice-President, Treasurer & Corporate Controller
604-247-4037

Media:

Lyn Brown
Vice-President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 18:48e 19-APR-12